UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

SCHEDULE 13G

Under the Securities Exchange Act of 1934

(Amendment No. ___)*

West Corporation
(Name of Issuer)

Common Stock, par value $0.001 per share
(Title of Class of Securities)

952355 20 4
(CUSIP Number)

December 31, 2013
(Date of Event which Requires Filing of this Statement)

Check the appropriate box to designate the rule pursuant to which this Schedule is filed.
☐	Rule 13d-1(b)
☐	Rule 13d-1(c)
☒	Rule 13d-1(d)

*The remainder of this cover page shall be filled out for a reporting person’s initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter disclosures provided in a prior cover page.

The information required on the remainder of this cover page shall not be deemed to be “filed” for the purpose of Section 18 of the Securities Exchange Act of 1934 (“Act”) or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).

CUSIP No. 952355 20 4	SCHEDULE 13G	Page 2 of 13

1	NAME OF REPORTING PERSON OR I.R.S. IDENTIFICATION NO. OF ABOVE PERSON QCP GP Investors II LLC
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP	(a) ☐ (b) ☒
3	SEC USE ONLY
4	CITIZENSHIP OR PLACE OF ORGANIZATION Delaware
NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	5	SOLE VOTING POWER 0
	6	SHARED VOTING POWER 7,545,309
	7	SOLE DISPOSITIVE POWER 0
	8	SHARED DISPOSITIVE POWER 7,545,309
9	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 7,545,309
10	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (9) EXCLUDES CERTAIN SHARES	☒
11	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (9) 9.0%
12	TYPE OF REPORTING PERSON OO

CUSIP No. 952355 20 4	SCHEDULE 13G	Page 3 of 13

1	NAME OF REPORTING PERSON OR I.R.S. IDENTIFICATION NO. OF ABOVE PERSON Quadrangle GP Investors II LP
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP	(a) ☐ (b) ☒
3	SEC USE ONLY
4	CITIZENSHIP OR PLACE OF ORGANIZATION Delaware
NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	5	SOLE VOTING POWER 0
	6	SHARED VOTING POWER 7,545,309
	7	SOLE DISPOSITIVE POWER 0
	8	SHARED DISPOSITIVE POWER 7,545,309
9	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 7,545,309
10	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (9) EXCLUDES CERTAIN SHARES	☒
11	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (9) 9.0%
12	TYPE OF REPORTING PERSON PN

CUSIP No. 952355 20 4	SCHEDULE 13G	Page 4 of 13

1	NAME OF REPORTING PERSON OR I.R.S. IDENTIFICATION NO. OF ABOVE PERSON Quadrangle Capital Partners II LP
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP	(a) ☐ (b) ☒
3	SEC USE ONLY
4	CITIZENSHIP OR PLACE OF ORGANIZATION Delaware
NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	5	SOLE VOTING POWER 6,603,510
	6	SHARED VOTING POWER 0
	7	SOLE DISPOSITIVE POWER 6,603,510
	8	SHARED DISPOSITIVE POWER 0
9	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 6,603,510
10	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (9) EXCLUDES CERTAIN SHARES	☒
11	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (9) 7.9%
12	TYPE OF REPORTING PERSON PN

CUSIP No. 952355 20 4	SCHEDULE 13G	Page 5 of 13

1	NAME OF REPORTING PERSON OR I.R.S. IDENTIFICATION NO. OF ABOVE PERSON Quadrangle Select Partners II LP
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP	(a) ☐ (b) ☒
3	SEC USE ONLY
4	CITIZENSHIP OR PLACE OF ORGANIZATION Delaware
NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	5	SOLE VOTING POWER 177,156
	6	SHARED VOTING POWER 0
	7	SOLE DISPOSITIVE POWER 177,156
	8	SHARED DISPOSITIVE POWER 0
9	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 177,156
10	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (9) EXCLUDES CERTAIN SHARES	☒
11	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (9) 0.2%
12	TYPE OF REPORTING PERSON PN

CUSIP No. 952355 20 4	SCHEDULE 13G	Page 6 of 13

1	NAME OF REPORTING PERSON OR I.R.S. IDENTIFICATION NO. OF ABOVE PERSON Quadrangle Capital Partners II-A LP
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP	(a) ☐ (b) ☒
3	SEC USE ONLY
4	CITIZENSHIP OR PLACE OF ORGANIZATION Delaware
NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	5	SOLE VOTING POWER 764,643
	6	SHARED VOTING POWER 0
	7	SOLE DISPOSITIVE POWER 764,643
	8	SHARED DISPOSITIVE POWER 0
9	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 764,643
10	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (9) EXCLUDES CERTAIN SHARES	☒
11	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (9) 0.9%
12	TYPE OF REPORTING PERSON PN

CUSIP No. 952355 20 4	SCHEDULE 13G	Page 7 of 13

ITEM 1.	(a)	Name of Issuer:

West Corporation (the “Issuer”)

	(b)	Address of Issuer’s Principal Executive Offices:

11808 Miracle Hills Drive, Omaha, Nebraska 68154

ITEM 2.	(a)	Name of Person Filing:

This Schedule 13G (this “Statement”)  is filed jointly by: (i) QCP GP Investors II LLC; (ii) Quadrangle GP Investors II LP; (iii) Quadrangle Capital Partners II LP; (iv) Quadrangle Select Partners II LP; and (v) Quadrangle Capital Partners II-A LP (collectively, the “Reporting Persons”).

QCP GP Investors II LLC is the general partner of Quadrangle GP Investors II LP, which is the general partner of each of Quadrangle Capital Partners II LP, Quadrangle Select Partners II LP and Quadrangle Capital Partners II-A LP (collectively, the “QCP II Funds”).  Each of QCP GP Investors II LLC and Quadrangle GP Investors II LP may be deemed to be the beneficial owner of the Shares (as defined herein) held by the QCP II Funds.

The managing member of QCP GP Investors II LLC is Quadrangle Holdings LLC, a Delaware limited liability company, and the managing members of Quadrangle Holdings LLC are Peter R. Ezersky and Michael A. Huber (collectively, the “Managing Members”).

The investment committee of QCP GP Investors II LLC makes voting and investment decisions with respect to the securities held by the Reporting Persons. Each of the four members of the investment committee of QCP GP Investors II LLC, Brian Bytof, Michael A. Huber, Peter R. Ezersky and Steven G. Felsher, disclaims ownership of such Shares that may be deemed beneficially owned by the Reporting Persons or any of their affiliates.

	(b)	Address of Principal Business Office, or if None, Residence:

The address of the principal business of each of the Reporting Persons is 1065 Avenue of the Americas, 34th Floor, New York, New York 10018.

	(c)	Citizenship:

Each of the Reporting Persons is organized under the laws of Delaware.

	(d)	Title of Class of Securities:

Common Stock, par value $0.001 per share (“Common Stock” or the “Shares”)

	(e)	CUSIP Number:

952355 20 4

ITEM 3.	IF THIS STATEMENT IS FILED PURSUANT TO §240.13D-1(B) OR 240.13D-2(B) OR (C), CHECK WHETHER THE PERSON FILING IS A:

	(a)	[__] Broker or dealer registered under Section 15 of the Act (15 U.S.C. 78o)
	(b)	[__] Bank as defined in Section 3(a)(6) of the Act (15 U.S.C. 78c)
	(c)	[__] Insurance company as defined in Section 3(a)(19) of the Act (15 U.S.C. 78c)
	(d)	[__] Investment company registered under Section 8 of the Investment Company Act of 1940 (15 U.S.C. 80a-8)

CUSIP No. 952355 20 4	SCHEDULE 13G	Page 8 of 13

(e)	[__] An investment adviser in accordance with §240.13d-1(b)(1)(ii)(E)
(f)	[__] An employee benefit plan or endowment fund in accordance with §240.13d-1(b)(1)(ii)(F);
(g)	[__] A Parent holding company or control person in accordance with §240.13d-1(b)(1)(ii)(G);
(h)	[__] A savings associations as defined in Section 3(b) of the Federal Deposit Insurance Act (12 U.S.C. 1813)
(i)	[__] A church plan that is excluded from the definition of an investment company under section 3(c)(14) of the Investment Company Act of 1940 (15 U.S.C. 80a-3)
(j)	[__] A non-U.S. institution in accordance with §240.13d-1(b)(1)(ii)(J);
(k)	[__] Group, in accordance with §240.13d-1(b)(1)(ii)(J).

ITEM 4.	OWNERSHIP

	(a)	Amount beneficially owned:

As of December 31, 2013, each of  QCP GP Investors II LLC and Quadrangle GP Investors II LP may be deemed to be the beneficial owner of an aggregate of  7,545,309 Shares, which consists of (i) 6,603,510 Shares held by Quadrangle Capital Partners II LP, (ii) 177,156 Shares held by Quadrangle Select Partners II LP and (iii) 764,643 Shares held by Quadrangle Capital Partners II-A LP.

As of December 31, 2013, (i) Quadrangle Capital Partners II LP may be deemed to be the beneficial owner of the 6,603,510 Shares it held; (ii) Quadrangle Select Partners II LP may be deemed to be the beneficial owner of the 177,156 Shares it held; and (iii) Quadrangle Capital Partners II-A LP may be deemed to be the beneficial owner of the 764,643 Shares it held.

	(b)	Percent of class:

All percentages of ownership of Common Stock by Reporting Persons presented in this Statement are based on 83,612,330 Shares which is the number of Shares outstanding as of October 25, 2013 reported by the Issuer in its Quarterly Report on Form 10-Q filed on November 1, 2013.

Based on the calculations made in accordance with Rule 13d-3(d),  (i) each of QCP GP Investors II LLC and Quadrangle GP Investors II LP may be deemed to be the beneficial owner of approximately 9.0% of the total number of Shares outstanding; (ii) Quadrangle Capital Partners II LP may be deemed to be the beneficial owner of approximately 7.9% of the total number of Shares outstanding; (iii) Quadrangle Select Partners II LP may be deemed to be the beneficial owner of approximately 0.2% of the total number of Shares outstanding; and (iv) Quadrangle Capital Partners II-A LP may be deemed to be the beneficial owner of approximately 0.9% of the total number of Shares outstanding.

	(c)	Number of shares as to which such person has:

(i)	Sole power to vote or to direct the vote

	(i)	QCP GP Investors II LLC:	0
	(ii)	Quadrangle GP Investors II LP:	0
	(iii)	Quadrangle Capital Partners II LP:	6,603,510
	(iv)	Quadrangle Select Partners II LP:	177,156
	(v)	Quadrangle Capital Partners II-A LP:	764,643

(ii)	Shared power to vote or to direct the vote

	(i)	QCP GP Investors II LLC:	7,545,309
	(ii)	Quadrangle GP Investors II LP:	7,545,309
	(iii)	Quadrangle Capital Partners II LP:	0

CUSIP No. 952355 20 4	SCHEDULE 13G	Page 9 of 13

	(iv)	Quadrangle Select Partners II LP:	0
	(v)	Quadrangle Capital Partners II-A LP:	0

(iii)	Sole power to dispose or to direct the disposition of

	(i)	QCP GP Investors II LLC:	0
	(ii)	Quadrangle GP Investors II LP:	0
	(iii)	Quadrangle Capital Partners II LP:	6,603,510
	(iv)	Quadrangle Select Partners II LP:	177,156
	(v)	Quadrangle Capital Partners II-A LP:	764,643

(iv)	Shared power to dispose or to direct the disposition of

	(i)	QCP GP Investors II LLC:	7,545,309
	(ii)	Quadrangle GP Investors II LP:	7,545,309
	(iii)	Quadrangle Capital Partners II LP:	0
	(iv)	Quadrangle Select Partners II LP:	0
	(v)	Quadrangle Capital Partners II-A LP:	0

ITEM 5.	OWNERSHIP OF FIVE PERCENT OR LESS OF A CLASS.

Not applicable.

If this statement is being filed to report the fact that as of the date hereof the reporting person has ceased to be the beneficial owner of more than five percent of the class of securities, check the following ☐.

ITEM 6.	OWNERSHIP OF MORE THAN FIVE PERCENT ON BEHALF OF ANOTHER PERSON.

Not Applicable.

ITEM 7.	IDENTIFICATION AND CLASSIFICATION OF THE SUBSIDIARY WHICH ACQUIRED THE SECURITY BEING REPORTED ON BY THE PARENT HOLDING COMPANY.

Not Applicable.

ITEM 8.	IDENTIFICATION AND CLASSIFICATION OF MEMBERS OF THE GROUP.

See Item 4.

The QCP II Funds are parties to the Amended and Restated Stockholder Agreement, dated March 8, 2013, by and among themselves, the Issuer, the THL Investors (as defined therein) and certain other investors and founders named therein (the “Stockholder Agreement”).

The Stockholder Agreement provides that the QCP II Funds are entitled to designate one member of the Issuer’s board of directors and that the THL Investors are entitled to designate up to four members and requires that the QCP II Funds and the THL Investors vote their respective Shares in favor of such designees.  The Stockholders Agreement is filed as Exhibit 10.65 to the Issuer’s Registration Statement on Form S-1 filed with the Securities Exchange Commission on March 11, 2013.

Given the terms of the Stockholder Agreement, the Reporting Persons together with the THL Investors and their affiliates and the other investors and founders named therein may be deemed to constitute a “group.”  The Reporting Persons and the other parties to the Shareholders Agreement acknowledge they are acting as a “group” solely for the purpose of causing the Company to qualify as a controlled company under  Rule 5615-5 of the Nasdaq Marketplace Rules.  The Share ownership reported herein by the Reporting Persons does not include any Shares owned by the other parties to the Stockholder

CUSIP No. 952355 20 4	SCHEDULE 13G	Page 10 of 13

Agreement (other than Shares owned by the QCP II Funds). Each Reporting Person disclaims beneficial ownership of the Shares of the Issuer other than the amounts reported on such Reporting Person’s cover page included herein.

ITEM 9.	NOTICE OF DISSOLUTION OF GROUP

Not Applicable.

ITEM 10.	CERTIFICATIONS.

Not Applicable.

CUSIP No. 952355 20 4	SCHEDULE 13G	Page 11 of 13

EXHIBIT INDEX

Exhibit 1.	Joint Filing Agreement as required by Rule 13d-1(k)(1) under the Securities Exchange Act of 1934, as amended.

CUSIP No. 952355 20 4	SCHEDULE 13G	Page 12 of 13

SIGNATURE

After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

Dated:  February 11, 2014

QUADRANGLE CAPITAL PARTNERS II LP

By: Quadrangle GP Investors II LP, As its General Partner

By: QCP GP Investors II LLC, As its General Partner

By:	/s/ Michael A. Huber
Name: Michael A. Huber Title: President and Managing Principal

QUADRANGLE SELECT PARTNERS II LP

By: Quadrangle GP Investors II LP, As its General Partner

By: QCP GP Investors II LLC, As its General Partner

By:	/s/ Michael A. Huber
Name: Michael A. Huber Title: President and Managing Principal

QUADRANGLE CAPITAL PARTNERS II-A LP

By: Quadrangle GP Investors II LP, As its General Partner

By: QCP GP Investors II LLC, As its General Partner

By:	/s/ Michael A. Huber
Name: Michael A. Huber Title: President and Managing Principal

CUSIP No. 952355 20 4	SCHEDULE 13G	Page 13 of 13

QUADRANGLE GP INVESTORS II LP

By: QCP GP Investors II LLC, As its General Partner

By:	/s/ Michael A. Huber
Name: Michael A. Huber Title: President and Managing Principal

QCP GP INVESTORS II LLC

By:	/s/ Michael A. Huber
Name: Michael A. Huber Title: President and Managing Principal

EXHIBIT 1

JOINT FILING AGREEMENT

Each of the undersigned hereby acknowledges and agrees, in compliance with the provisions of Rule 13d-1(k)(1) promulgated under the Securities Exchange Act of 1934, as amended, that the Schedule 13G to which this Agreement is attached as an Exhibit, and any amendments thereto, will be filed with the Securities and Exchange Commission jointly on behalf of the undersigned.  This Agreement may be executed in one or more counterparts.

Date: February 11, 2014

QUADRANGLE CAPITAL PARTNERS II LP

By: Quadrangle GP Investors II LP, As its General Partner

By: QCP GP Investors II LLC, As its General Partner

By:	/s/ Michael A. Huber
Name: Michael A. Huber Title: President and Managing Principal

QUADRANGLE SELECT PARTNERS II LP

By: Quadrangle GP Investors II LP, As its General Partner

By: QCP GP Investors II LLC, As its General Partner

By:	/s/ Michael A. Huber
Name: Michael A. Huber Title: President and Managing Principal

QUADRANGLE CAPITAL PARTNERS II-A LP

By: Quadrangle GP Investors II LP, As its General Partner

By: QCP GP Investors II LLC, As its General Partner

By:	/s/ Michael A. Huber
Name: Michael A. Huber Title: President and Managing Principal

QUADRANGLE GP INVESTORS II LP

By: QCP GP Investors II LLC, As its General Partner

By:	/s/ Michael A. Huber
Name: Michael A. Huber Title: President and Managing Principal

QCP GP INVESTORS II LLC

By:	/s/ Michael A. Huber
Name: Michael A. Huber Title: President and Managing Principal